VIA EDGAR

August 27, 2025

Liz Packebusch and Daniel Morris

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Clean Energy Technologies, Inc.

Registration Statement on Form S-3

File No. 333-275127

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Friday, August 29, 2025, at 4:00 p.m. ET, or as soon thereafter as is practicable.

The Registrant authorizes Lance Brunson of Brunson Chandler & Jones, PLLC, outside counsel to the Registrant, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Commission. Please call Mr. Brunson at (801) 303-5737 with any questions you may have.

Thank you for your assistance.

Sincerely,

Clean Energy Technologies, Inc.

/s/ Kambiz Mahdi

Kambiz Mahdi
Chief Executive Officer